Ginkgo Bioworks Holdings Inc.

27 Drydock Avenue, 8th Floor

Boston, MA 02210

December 8, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ginkgo Bioworks Holdings Inc.

Registration Statement on Form S-1

Filed November 24, 2021

File No. 333-261318

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Ginkgo Bioworks Holdings Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-261318) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on December 10, 2021 or as soon as practicable thereafter.

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The Company requests that it be notified of such effectiveness by a telephone call to Rachel Sheridan of Latham & Watkins LLP at (202) 637-2139 or to Shagufa Hossain of Latham & Watkins LLP at (202) 637-2323 and that such effectiveness also be confirmed in writing.

Very truly yours,

Mark Dmytruk

/s/ Mark Dmytruk
Name: Mark Dmytruk
Title: Chief Financial Officer

cc:	Karen Tepichin, General Counsel, Ginkgo Bioworks Holdings Inc.

Rachel W. Sheridan, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Emily E. Taylor, Latham & Watkins LLP